United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended March 31, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer
	Date:	April 28, 2005

By:	/s/ Michael G. Potter
	Name:	Michael G. Potter
	Title:	Chief Financial Officer
	Date:	April 28, 2005

EARNINGS RELEASE

STATS ChipPAC Reports First Quarter Results

Singapore, April 28, 2005 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the first quarter ended March 31, 2005.

Revenue for the three months ended March 31, 2005 increased 77% to $234.1 million, compared to $132.3 million in the same quarter a year ago. This represents a sequential decrease of 12% compared to the prior quarter and is in line with prior guidance.

On a US GAAP basis, net loss for the three months ended March 31, 2005 was $27.1 million or $0.14 per diluted ADS, compared to net income of $4.1 million or $0.04 per diluted ADS in the same quarter a year ago. US GAAP results for the first quarter of 2005 include $17.6 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the special items and including certain adjustments, non-US GAAP adjusted net loss in the first quarter ended March 31, 2005 was $9.5 million or $0.05 per diluted ADS, compared to net income of $4.1 million or $0.04 per diluted ADS in the same quarter a year ago.

Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “Although the first quarter was a challenging one, we achieved revenue and net loss in line with prior guidance. We benefited from normal seasonal demand in graphics and computing, with continued leadership in advanced packages, including 3D packages. Areas where we saw weakness in the first quarter included wafer probe because of fewer wafer starts by outsource fabs, and some softness in CDMA chipsets late in the quarter caused by excess inventory. Our turns business was again strong but came in at the lower end of our expectations. We believe that the worst is over in the first quarter and, overall, we ended the quarter in a good position operationally, with good momentum in new programs and continued leadership in 3D packaging. On 3D packaging, we believe we continue to have one of the most comprehensive portfolios of capabilities, including stacked die up to 7 die stacked and in our recently announced Package-in-Package and Package-on-Package technologies. We are gaining increased confidence in our prospects for the second half of the year due to improved inventory levels, general stability in demand from a majority of our customers and an expected return to more healthy utilization levels.”

Michael G. Potter, Chief Financial Officer of STATS ChipPAC, said, “The first quarter came out at the lower end of our revenue expectations, but slightly better than normal seasonal trends. We are starting to achieve the revenue and cost synergies we anticipated and we expect to see continued gains through the year as end market demand improves. For the first quarter, however, our gross margin came in lower than the prior quarter primarily due to mix with lower test sales driven by lower than usual wafer probe revenue. Average selling prices declined 5% during the quarter versus the prior quarter on a mix adjusted basis. Utilization levels were about 66% compared to the blended utilization rate of 67% for the Company in the prior quarter. Finally, we ended the first quarter with $178.9 million in cash, cash equivalents and marketable securities, giving us the financial strength to execute on our growth strategy. The decline in cash, cash equivalents and marketable securities over the prior quarter primarily reflects our use of cash and short term financing related to the $125.9 million aggregate principal amount of 1.75% convertible notes due 2007 that were put to the Company during the quarter.”

Outlook

Tan Lay Koon commented, “Based on current customer forecasts, we believe the worst is behind us. We expect to return to a growth mode in the second quarter, with an increase in revenue quarter over quarter. We remain confident in our prospects due to the compelling strategic advantages of our business model, our strong financial position, our leadership in test and advanced packages, and our geographic leadership in fast growth regions. Specifically, for the second quarter 2005, we expect revenues to be approximately 10% to 15% higher than the first quarter 2005, with US GAAP net loss per ADS of $0.05 to $0.08 and non-US GAAP adjusted net (loss) or income per ADS in the range of ($0.01) to $0.03 per ADS for the second quarter of 2005. Non-US GAAP adjusted (loss) income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.”

Investor Conference Call / Webcast Details

A conference call has been scheduled for 8:00 a.m. in Singapore on April 28, 2005. This will be 8:00 p.m. on April 27 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-913-981-4911 and referencing confirmation code 6864067. A replay of the call will be available approximately two hours after the conclusion of the conference call and will be accessible by dialing +1-719-457-0820 and referencing confirmation code 6864067. The Company will also webcast the conference call live on its website www.statschippac.com.

About STATS ChipPAC Ltd.

STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — NNM: STTS and SGX: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides total solutions of fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

Certain statements in this press release including statements regarding expected future financial results and industry growth, and all statements made under the heading “Outlook”, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005, the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc. respectively and the Registration Statement on Form F-4 (File No. 333-123480) of STATS ChipPAC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to ''$’’ are to the lawful currency of the United States of America. Unless otherwise specified, references to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America.

Singapore Contact :

Elaine Ang
Manager, Investor Relations & Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : elaine.ang@statschippac.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands of US Dollars, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2004	2005
Net revenues	$132,328	$234,146
Cost of revenues	(111,949)	(209,748)

Gross profit	20,379	24,398

Operating expenses:
Selling, general and administrative	10,253	32,285
Research and development	3,085	5,942
Restructuring charges	—	830
Other general expenses (income), net	(37)	(39)

Total operating expenses	13,301	39,018

Operating income (loss)	7,078	(14,620)

Non-operating income (expenses), net	(2,221)	(11,382)

Income (loss) before income taxes	4,857	(26,002)
Provision for income taxes	(509)	(1,139)

Income (loss) before minority interest	4,348	(27,141)
Minority interest	(282)	22

Net income (loss)	$4,066	$(27,119)

Net income (loss) per ordinary share
Basic	$0.00	$(0.01)
Diluted	$0.00	$(0.01)

Net income (loss) per ADS
Basic	$0.04	$(0.14)
Diluted	$0.04	$(0.14)

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,076,713	1,948,396
Diluted	1,081,215	1,948,396

ADS (in thousands) used in per ADS calculation:
Basic	107,671	194,840
Diluted	108,122	194,840

Key Ratios & Information:
Gross Margin	15.4%	10.4%
Operating Expenses as a % of Revenue	10.1%	16.7%
Operating Margin	5.3%	(6.2)%

Depreciation & Amortization Expense, including Amortization of Debt Issuance Cost	$35,628	$61,170
Capital Expenditure	$69,798	$17,147

STATS ChipPAC Ltd. and Subsidiaries
Reconciliation of US GAAP Net Income (Loss) to
Non-US GAAP Net Income (Loss)
(In thousands of US Dollars)
(Unaudited)

Use of Non-US GAAP Financial Information

To supplement our condensed consolidated financial statements presented on a US GAAP basis, STATS ChipPAC uses a non-US GAAP conforming measure of net income (loss), that is US GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-US GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-US GAAP adjusted measure of net income (loss) is among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three months ended March 31,
	2004	2005
US GAAP net income (loss)	$4,066	$(27,119)
Special items
Merger and integration related expenses
Cost of revenues (1)	—	65
Operating expenses (1)	—	553
Restructuring charges (2)	—	830
Purchase accounting items
Amortization of intangibles — SG&A (3)	—	12,687
Amortization of intangibles — R&D (3)	—	800
Write-off of capitalized debt issuance cost (4)	—	1,654
Purchase price adjustment on tax (5)	—	1,003

Total special items	—	17,592

Non-US GAAP adjusted net income (loss)	$4,066	$(9,527)

Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items. The special items excluded for the three months ended March 31, 2004 and 2005 were:

(1)	We incurred direct merger and integration expenses in both our cost of revenues and operating expenses in the three months ended March 31, 2005. These legal, professional and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.

(2)	In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities. This reduction of headcount resulted in a charge of $0.8M for severance payments.

(3)	As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $2.3M lower in this quarter than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the value of the assets used in production, no adjustment was made for this item.

(4)	As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges on our capitalized debt issuance costs.

(5)	Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during Q1 due to foreign currency fluctuations.

STATS ChipPAC Ltd. and Subsidiaries
Non-US GAAP Condensed Consolidated Statements of Operations
Exclude Special Items
(In thousands of US Dollars, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2004	2005
Net revenues	$132,328	$234,146
Cost of revenues	(111,949)	(209,683)

Gross profit	20,379	24,463

Operating expenses:
Selling, general and administrative	10,253	19,120
Research and development	3,085	5,067
Restructuring charges	—	—
Other general expenses (income), net	(37)	(39)

Total operating expenses	13,301	24,148

Operating income (loss)	7,078	315

Non-operating income (expenses), net	(2,221)	(9,728)

Income (loss) before income taxes	4,857	(9,413)
Provision for income taxes	(509)	(136)

Income (loss) before minority interest	4,348	(9,549)
Minority interest	(282)	22

Net income (loss)	$4,066	$(9,527)

Net income (loss) per ordinary share
Basic	$0.00	$(0.00)
Diluted	$0.00	$(0.00)

Net income (loss) per ADS
Basic	$0.04	$(0.05)
Diluted	$0.04	$(0.05)

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,076,713	1,948,396
Diluted	1,081,215	1,948,396

ADS (in thousands) used in per ADS calculation:
Basic	107,671	194,840
Diluted	108,122	194,840

Key Ratios & Information:
Gross Margin	15.4%	10.4%
Operating Expenses as a % of Revenue	10.1%	10.3%
Operating Margin	5.3%	0.1%

Depreciation & Amortization Expense, including Amortization of Debt Issuance Cost	$35,628	$47,683
Capital Expenditure	$69,798	$17,147

The format presented above is not in accordance with Generally Accepted Accounting Principles.
See Statement of Reconciliation of US GAAP net income (loss) to Non-US GAAP net income (loss) and notes to the reconciliation.

STATS ChipPAC Ltd. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands of US Dollars)
(Unaudited)

	December 31,	March 31,
	2004	2005
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$229,569	$161,129
Accounts receivable, net	149,650	166,630
Inventories	58,272	47,948
Other current assets	54,690	65,680

Total current assets	492,181	441,387
Marketable securities	18,121	17,750
Property, plant and equipment, net	1,035,803	1,004,583
Goodwill and intangible assets	649,428	636,087
Other non-current assets	76,169	69,806

Total assets	$2,271,702	$2,169,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$120,211	$90,683
Other current liabilities	66,074	82,888
Short-term debts	181,868	145,098

Total current liabilities	368,153	318,669

Long-term debts	652,946	617,127
Other non-current liabilities	50,362	57,490

Total liabilities	1,071,461	993,286

Minority interest	40,891	40,742

Shareholders’ equity	1,159,350	1,135,585

Total liabilities and shareholders’ equity	$2,271,702	$2,169,613